EXPLANATION OF RESPONSES
(1)	Held directly by Insight Venture Partners VII, L.P.
(2)	Held directly by Insight Venture Partners (Cayman) VII, L.P.
(3)	Held directly by Insight Venture Partners Coinvestment Fund II, L.P.
(4)	Held directly by Insight Venture Partners VII (Co-Investors), L.P.
(5)	Held directly by Insight Venture Partners (Delaware) VII, L.P.
(6)	The Series A Preferred Stock is immediately convertible into Class B common stock on a one-for-one basis.
(7)
Each share of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall be automatically converted into shares of Class B common stock at the conversion price applicable to such series of preferred stock upon the earliest of (i) the issuer’s sale of Class A common stock or Class B common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, the public offering price of which is not less than $3.00 per share (as adjusted for stock splits, stock dividends, reclassifications and the like), and which results in aggregate cash proceeds to the issuer of at least $50,000,000 (net of underwriting discounts and commissions), (ii) the date specified by written consent or agreement of the (A) holders of at least a majority of the then outstanding shares of Class A Preferred Stock, Series B Preferred Stock, Class C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock (collectively, “Preferred Stock”), voting together as a single voting group on an as-converted to Class B common stock basis, (B) holders of at least a majority of the then outstanding shares of Series B Preferred Stock, voting together as a separate voting group, (C) holders of at least a majority of the then outstanding shares of Series D Preferred Stock, voting together as a separate voting group, (D) holders of at least a majority of the then outstanding shares of Series E Preferred Stock, voting together as a separate voting group and (E) holders of at least a majority of the then outstanding shares of Series F Preferred Stock, voting together as a separate voting group or (iii) the prior cumulative conversion of at least a majority of the shares of (A) Preferred Stock, (B) Series B Preferred Stock, (C) Series D Preferred Stock, (D) Series E Preferred Stock and (E) Series F Preferred Stock.

(8)
Each share of the issuer’s Class B common stock will convert into 1 share of the issuer’s Class A common stock (a) at the option of the holder and (b) automatically upon (i) any transfer which occurs after the closing of the issuer’s initial public offering, except for certain permitted transfers, and (ii) the date that is the earliest of (x) the date specified by a vote of the holders of not less than a majority of the outstanding shares of Class B common stock, (y) seven years from the effective date of the issuer’s initial public offering and (z) the date that the total number of shares of outstanding Class B common stock ceases to represent at least 15% of all outstanding shares of the issuer’s common stock, and has no expiration date.

(9)	The Series A-1 Preferred Stock is immediately convertible into Class B common stock on a one-for-one basis.
(10)	The Series A-2 Preferred Stock is immediately convertible into Class B common stock on a one-for-1.02336 basis.